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                                                                    EXHIBIT 99.1

Contact:  Jessica Barist               Contact:     Jerry Mo
          Kekst and Company                         Peak International Ltd.
          (212) 521-4800                            Austin, Texas
                                                    (512) 339-4684 or
                                                    Hong Kong
                                                    (852) 2492-2287

                      PEAK INTERNATIONAL LIMITED TO FOCUS
                       ON BUILDING VALUE FOR SHAREHOLDERS

                   COMPANY DETERMINES NOT TO ACTIVELY PURSUE
                             STRATEGIC ALTERNATIVES

FOR IMMEDIATE RELEASE

HONG KONG AND AUSTIN, TEXAS, MARCH 23, 1999  Peak International Limited (Nasdaq:
PEAKF) (AMEX: PTT) today announced that following several months of strategic review, it has determined not to actively pursue strategic alternatives. Accordingly, Peak will focus on managing its existing business, including the strengthening of its management team. As a first step in this regard, the Company announced it has commenced an immediate search for an experienced, highly-regarded professional to serve as President and CEO. Mr. Jerry Mo will continue as interim President and CEO pending this appointment.

Peak is restructuring certain of its management functions. Mr. Wayne Moore, who has 33 years of industry experience in management and technical positions, has been appointed Senior Vice President for U.S. Operations. In China, a manager with 6 years of experience as Production Operations Manager at Peak has assumed the position of Deputy General Manager, replacing Mr. M.S. Khoo, who has been suspended pending an investigation of mismanagement in connection with the construction of a new plant in China. The Company is also seeking to find independent Directors with international experience who will help to oversee the growth of the business. They will replace Messrs. Peter Hon Ying Ng, Robin Nicholson and Kong Chi Wong, who have stepped down.

Mr. T.L. Li, Chairman of Peak's Board of Directors stated, "Peak's decision not to actively pursue strategic alternatives will allow the Company to further focus its efforts on creating value for all shareholders. Peak is a strong company with 1800 employees, a sound business model and no borrowings. Our most recent results, announced in late January, were positive, with net sales up 14% over the previous quarter. Operating income, exclusive of a special charge, were up 19% of sales in the preceding quarter. Business in the fourth quarter is continuing at a strong

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pace and without interruption. We remain a leader in the industry and will continue to focus our efforts on providing quality products to our customers."

Peak Internal Limited is a leading supplier of precision engineered packaging products for the storage, transportation, and automated handling of semiconductor devices and electronic components.

This press release contains certain forward-looking statements, which Peak is making in reliance on the safe harbor provisions of the Private Securities Litigation Act of 1995. Investors are cautioned that all forward-looking statements are subject to significant risks and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, or achievements of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Additional information concerning risk factors that could cause actual results to differ materially from those projected in the forward-looking statements is contained in the company's filings with the Securities and Exchange Commission.

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